Peak Wins Bid to Bring Commercial Lending Platform to City of Nanjing

Montreal, Quebec--(Newsfile Corp. - October 23, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that it has won a bid from the city of Nanjing to provide the software platform that will power the city's upcoming commercial lending financial centre.

Similar to the Jiangyin Financial Centre, which Peak helped launch earlier this year, the Nanjing Financial Centre's objective will be to make loans and credit more accessible to the city's 620,000+ small and medium sized businesses, particularly those involved in the supply chain.

Although Peak's Cubeler Lending Hub commercial lending platform was already successfully powering Jiangyin's Financial Centre, the city of Nanjing felt it necessary to give other tech companies an opportunity to provide the software platform at the core of its Financial Centre project. So it mandated Nanjing Data Solutions Fintech Ltd. ("NDSF"), a wholly-owned subsidiary of Nanjing Yang Zi State-Owned Investment Group (http://www.yzig.com.cn/html/jtgk/cyqy/), to organize and manage an open bidding process to earn the right to provide the core software for the project. Peak won the bid (see details here) over 42 other bids submitted by tech companies throughout Jiangsu province, primarily because of the Lending Hub's user-friendly interfaces and its on-going credit risk evaluation and monitoring capabilities, as stated by NDSF. Peak expects to sign an official agreement with NDSF in the coming days prior to starting the project.

"We are extremely proud of our team for all the hard work that they put in that led to this very significant achievement," said Liang Qiu, Peak Group China CEO. "The fact that we were competing with other reputable tech companies on this particular project makes this accomplishment even more rewarding and testifies to Lending Hub's unique value proposition for lenders and SMEs. Nanjing becoming the second city after Jiangyin to implement the Cubeler Lending Hub platform at the core of a city-wide financial centre concept proves that working with cities to help implement these financial centres powered by our platform is a great way to expand Peak's services across the country," concluded Mr. Qiu.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @peakfintech

Facebook: @peakfintech

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Forward-Looking Statements / Information:

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